                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                                 BILLSERV, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------

          Options to Purchase Common Shares, Par Value $0.01 Per Share, Granted to Eligible Employees Under Billserv, Inc.'s 1999 Employee
   Comprehensive Stock Plan and to Eligible Directors Under Billserv, Inc.'s 1999 Non-Employee Director Plan Having an Exercise Price of $4.00 or More
                         (Title of Class of Securities)

                                 --------------

                                    090181108
                      (CUSIP Number of Class of Securities)

                               Marshall N. Millard
              Senior Vice President, General Counsel and Secretary

                                 Billserv, Inc.
                        211 N. Loop 1604 East, Suite 100
                            San Antonio, Texas 78232
                                  210-402-5030
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 --------------

                                    Copy to:
                                Timothy N. Tuggey
                             Loeffler Jonas & Tuggey
                          755 East Mulberry, Suite 200
                            San Antonio, Texas 78212
                                  210-354-4300
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                                 --------------

                            CALCULATION OF FILING FEE

        Transaction valuation*                  Amount of filing fee
        ----------------------                  --------------------
               $232,653                                $46.53

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 975,425 common shares of Billserv, Inc. having an aggregate value of $232,653 as of May 10, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    |_| third party tender offer subject to Rule 14d-1.
    |X| issuer tender offer subject to Rule 13e-4.
    |_| going-private transaction subject to Rule 13e-3.
    |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------------------------------------------------------
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Item 1. Summary Term Sheet.

      The information set forth under "Summary Term Sheet" in the Offer to exchange, dated May 10, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) The name of the issuer is Billserv, Inc., a corporation organized under the laws of Nevada ("Billserv" or the "Company"), the address of its principal executive offices is 211 N. Loop 1604 East, Suite 100, San Antonio, Texas 78232, and the telephone number of its principal executive offices is
(210) 402-5000. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Billserv, Inc.") is incorporated herein by reference.

      (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange Eligible Options (as defined in the Offer to Exchange) granted to Eligible Employees or Eligible Directors (as defined in the Offer to Exchange) for new options (the "New Options") to purchase common shares of the Company (the "Common Shares"), to be granted under the Option Plans (as defined in the Offer to Exchange), upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the "Acceptance Letter") (which together, as they may be amended from time to time, shall constitute the "Offer"), attached hereto as Exhibit (a)(2).

      The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options, Eligible Employees and Eligible Directors; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options ") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Eligible Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Eligible Options; Eligible
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Employees and Eligible Directors; Expiration Date"), Section 3 ("Procedures for
Tendering Eligible Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

      The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) Except as set forth in the Offer to Exchange under Section 9 ("Information Concerning Billserv, Inc."), Section 16 ("Additional Information") and Section 17 ("Forward Looking Statements"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

      (d) Not applicable.
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Item 8. Interest in Securities of the Subject Company.

      (a) Not applicable.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

      Not applicable.

Item 10. Financial Statements.

      The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Billserv, Inc.") and Section 16 ("Additional Information") and the information set forth on pages 11-40 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 is incorporated herein by reference.

Item 11. Additional Information.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Not applicable.

Item 12. Exhibits.

      (a) (1) Offer to Exchange, dated May 10, 2002.

          (2) Form of Acceptance Letter.

          (3) Form of Withdrawal Letter.

          (4) Form of Cover Letter to Employees and Directors Accompanying Offer to Exchange.

      (b) Not applicable.

      (d) (1) Billserv Inc.'s 1999 Employee Comprehensive Stock Plan.

          (2) Billserv Inc.'s 1999 Non-Employee Director Plan.

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          (3) Form of Instrument of Grant pursuant to Billserv, Inc.'s 1999
          Employee Comprehensive Stock Plan.

          (4) Form of Instrument of Grant pursuant to Billserv, Inc.'s 1999 Non-Employee Director Plan.

      (g) Not applicable.

      (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        Billserv, Inc.


                                        /s/ Terri A. Hunter
                                        ----------------------------------------
                                        Terri A. Hunter
                                        Executive Vice President and
                                        Chief Financial Officer

Date: May 10, 2002
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                                INDEX TO EXHIBITS

Exhibit
Number        Description
-------       --------------

(a) (1)       Offer to Exchange, dated May 10, 2002.

(a) (2)       Form of Acceptance Letter.

(a) (3)       Form of Withdrawal Letter.

(a) (4)       Form of Cover Letter to Employees Accompanying Offer to
              Exchange

(d) (1)       Billserv, Inc.'s 1999 Employee Comprehensive Stock Plan.

(d) (2)       Billserv, Inc.'s 1999 Non-Employee Director Plan.

(d)(3) Form of Instrument of Grant pursuant to Billserv, Inc.'s 1999 Employee Comprehensive Stock Plan.

(d) (4) Form of Instrument of Grant pursuant to Billserv, Inc.'s 1999 Non-Employee Stock Plan.